Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Social Media

Nextdoor to go public in $4.3bn Spac deal

Hyperlocal social network to raise $686m through merger with blank-cheque company

Daily active users of Nextdoor rose 50 per cent in 2020, with the network claiming to be present in nearly one in three US households © Alamy

Hannah Murphy in San Francisco 3 MINUTES AGO

Hyperlocal social media platform Nextdoor has agreed to go public through a merger with a special purpose acquisition company, in a deal that it said would give the business an implied valuation of $4.3bn.

Founded in 2011, the social network carved a niche distinct from dominant rival Facebook by creating an online space for neighbours to discuss local events, rate local businesses and exchange goods and services.

It will merge with a Nasdaq-listed Spac launched by Silicon Valley venture capital group Khosla Ventures, raising $686m in gross proceeds — including $416m in cash and $270m in so-called Pipe financing.

Investors in the Pipe, or private investment in public equity, include T Rowe Price Associates, Soroban Capital, accounts advised by Ark Invest, as well as existing investors Tiger Global. Nextdoor’s chief executive Sarah Friar also participated in the Pipe financing.

In an interview with the Financial Times, Friar said that the Pipe had been oversubscribed, with $550m in demand.

“We think we’re a company that can maintain hyper growth over multiple years,” Friar said, adding that the platform, which largely relies on advertising revenues, was experiencing “really strong traction” among US brands.

Nextdoor is backed by $393m in venture capital funding from investors including Benchmark and Kleiner Perkins, according to Crunchbase data, and was valued at $2.2bn at its latest fundraising in September 2019.

The company’s growth was supercharged by the pandemic, Friar said, as those housebound turned to social media out of boredom or to participate in community efforts tackling the crisis. Daily active users rose 50 per cent in 2020, and Nextdoor is present in nearly one in three households in the US, she said.

Friar said that she had chosen the Spac route rather than a more traditional initial public offering because it afforded “deal certainty” earlier on, allowing the company to start planning how it would allocate funds.

In particular, the money raised would go towards launching new products, expanding into new geographies and bolstering its offering to advertisers, she said.

So far large advertisers have tended to focus on bigger platforms such as Facebook and Google, with Twitter, TikTok and Snap also gaining traction. For Nextdoor, wooing new brands will rely in part on how it handles accusations from critics that it has become a home for toxic content, nimbyism and misinformation.

Friar said the platform was “not perfect” at content moderation but that this was a focus “particularly when you think about the scale of the company, relative to some of the tech giants”. In a nod to its ambitions to encourage neighbourliness over curtain-twitching, the company is to be listed under the ticker “KIND”.

Friar played down the risk of increased competition from Facebook, which in May launched a clone product, Neighbourhoods. “It is a very hard bill to build individual neighbourhoods,” she said. “There’s a reason why it’s taken us a decade to get to the scale that we’re at. So that puts a huge moat around what we do.”

Friar said the company had been “picky” in choosing to work with Khosla Ventures, whose billionaire founder Vinod Khosla was a major investor in payments group Square while Friar was chief financial officer at that company. Nextdoor rebuffed approaches from several Spacs last year, according to Bloomberg.

The deal is subject to approval by the Spac shareholders and is expected to close in the fourth quarter of 2021, Nextdoor said.

Copyright The Financial Times Limited 2021. All rights reserved.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.